NO ACT

10
8-29-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003484

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-26-13

Joseph H. Greenberg
Walgreen Co.
joseph.greenberg@walgreens.com

Re: Walgreen Co.
Incoming letter dated August 29, 2013

Dear Mr. Greenberg:

This is in response to your letters dated August 29, 2013 and September 13, 2013 concerning the shareholder proposal submitted to Walgreen by Kenneth Steiner. We also have received letters on the proponent's behalf dated September 5, 2013 and September 23, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Acting Chief Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

September 26, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Walgreen Co.
Incoming letter dated August 29, 2013

The proposal requests an amendment to the company's articles of incorporation to eliminate certain supermajority vote requirements.

There appears to be some basis for your view that Walgreen may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Walgreen's policies, practices, and procedures compare favorably with the guidelines of the proposal and that Walgreen has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Walgreen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Walgreen relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

September 23, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Walgreen Co. (WAG)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the August 29, 2013 company request and September 13, 2013 supplement concerning this rule 14a-8 proposal. The company also sent its September 13, 2013 supplement to Mr. Jay Ingram, Division of Corporation Finance.

The company supplement cited this sentence in the submittal letter and failed to mention that it deceptively omitted the last 11-words (highlighted):
"Your consideration and the consideration of the Board of Directors *is appreciated in support of the long-term performance of our company.*

In order to reach the company conclusion in regard to the cover letter, the cover letter would have had to have asked the Chairman for some sort of unilateral action that would bypass shareholders.

The company admits that 1% of shareholders can frustrate a 79% majority and then adds gratuitously that this scenario likely would likely not occur at every annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Jay Ingram <ingramj@sec.gov>
Mark Dosier <mark.dosier@walgreens.com>
Kenneth Steiner


The Pharmacy America Trusts • Since 1901

Corporate and Transactional Law Department

September 13, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) – Rule 14a-8 Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

I am writing in response to a letter to the staff dated September 5, 2013, in which John Chevedden, as proxy for shareholder proponent Kenneth Steiner, expressed disagreement with our view, set forth in my letter to the staff dated August 29, 2013, that Walgreen Co., an Illinois corporation (the "Company") may exclude Mr. Steiner's proposal from its 2014 proxy materials.

Mr. Steiner's proposal requests "amendment to the Walgreen Articles of Incorporation to eliminate certain super-majority vote requirements." As stated in my letter dated August 29, 2013, the Company proposes to exclude the proposal because (1) the company has already substantially implemented the proposal; (2) implementing the proposal would cause the Company to violate Illinois law; (3) the Company lacks the power and authority to implement the proposal; and (4) the proposal is impermissibly vague and indefinite so as to be inherently false and misleading in violation of Rule 14a-9.

Implementing the proposal would cause the Company to violate state law in that the proposal requests unilateral action by the Company's board of directors, which would violate a requirement of the Illinois Business Corporation Act that the proposed amendment be approved by *both* the board of directors and the Company's stockholders. Because the proposal would require the Company to violate Illinois law, the proposal is excludable under Rules 14a-8(i)(2) and (i)(6).


Walgreens

Mr. Chevedden contends that the proposal does not request unilateral action by the Company's board of directors, or even any board action at all, because the proposal does not expressly mention the board of directors. This contention ignores two important facts. First, the letter transmitting the proposal was addressed and delivered to the independent chairman of the Company's board of directors, and the letter requested "[y]our consideration and the consideration of the Board of Directors." If the proposal does not call for action by the board of directors, which would have to approve the requested charter amendment, then whose action does it seek?

Second, the proposal simply requests "amendment to the Walgreen Articles of Incorporation". This formulation contemplates a single, unilateral action and differs starkly from a request that the board or the company "take the steps necessary" to amend the company's governing documents. The latter formulation contemplates a *process* in which the board would be required to take only those actions the board is permitted to take under applicable law (i.e., to approve the requested charter amendment and recommend it for approval by stockholders), and therefore proposals utilizing that formulation generally have not been viewed by the staff as excludable under Rule 14a-8(i)(2) or (i)(6). See *Staff Legal Bulletin No. 14D* (Nov. 7, 2008). Mr. Steiner's proposal contains no similar or other language suggesting that it contemplates a process, and instead requests unilateral action.

Mr. Chevedden also argues that the statement that "a 1%-minority can frustrate the will of our 79%-shareholder majority" is not false and misleading because the 2011 stockholder vote on elimination of the supermajority provision Mr. Steiner now seeks to re-conduct fell short of the required vote by 1%. The fact that the proposed amendment would have been approved had holders of another 1% of the Company's common stock voted in favor of it does not mean that the Company's governing documents give blocking rights to holders of 1% of the outstanding stock. Under that logic, holders of 1% of the outstanding stock have blocking rights regardless of the vote required to approve a matter, because the vote on any matter can fall short by 1%. In fact, no holder(s) of 1% of the Company's stock can block any action that the requisite number of shareholders would like to take. This statement in the proposal is, therefore, false and misleading, and the proposal is excludable under Rule 14a-8(i)(3).

For the reasons set forth above and in my prior letter, I remain of the view that the Company may exclude Mr. Steiner's proposal from its 2014 proxy materials under Rules 14a-8(i)(10), 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(3). To the extent that the reasons set forth in the discussion of 14a-8(i)(2) and 14a-8(i)(6) herein are based on matters of Illinois state law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.



If you have any questions or need any additional information, please feel free to contact me at (847) 315-8204 or Alan Dye of Hogan Lovells at (202) 637-5737.

Sincerely,

Joseph H. Greenberg
Divisional Vice President, Corporate, M&A and Securities Law

Enclosures

cc: John Chevedden
Lydia Mathas (Walgreen Co.)
Mark L. Dosier (Walgreen Co.)
Alan L. Dye (Hogan Lovells)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

September 5, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Walgreen Co. (WAG)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the August 29, 2013 company request concerning this rule 14a-8 proposal.

The company admits that it has an exception to simple-majority vote requirements as part of its argument that it has purportedly implemented this proposal. On page 8 the company additionally states, "that the proposal seeks to eliminate only one super-majority voting requirement ..." There is no ambiguity about this company statement.

The company dwells at length on the history leading up to this proposal. However the company fails to give one historical example of the resolved statement of this proposal having ever been submitted to any company.

This proposal does not ask the board of directors to do anything or to do anything unilaterally. The words "board of directors" are not included in the proposal.

Attached is the 2011 voting result showing a 97%-vote for Supermajority Vote Elimination. The 97%-vote translated into 79% of the yes-vote of all shares outstanding, which failed because it was 1% short of the 80% requirement.

A 1%-minority can clearly frustrate the will of our 79%-shareholder majority when 80% of shares outstanding cast ballots and 79% of the shares outstanding vote yes in a case where an 80%-vote is required.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Mark Dosier <mark.dosier@walgreens.com>
Kenneth Steiner



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Walgreen Company (NYSE:WAG)

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	United States
	United States
	United States
	Non-Cyclical Consumer Goods / Services
	Retail - Drugs

Global ESG Rating	AGR Rating
C (36)	Very Aggressive (7)

Last ESG Rating Change:	Aug 8, 2013
	Sep 5, 2013
	Oct 19, 2012
	Nov 19, 2012
	$ 45,953.2 mm (Large Cap)

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Proposal: Supermajority Vote Elimination

Proponent:

Proxy Year:	2011	Votes For:	740,005,950	Won Simple Majority Vote?	Yes
Date Filed:	Nov 22, 2010	Votes Against:	21,539,468	VotesFor/VotesFor+Against:	97.17%
Annual Meeting Date:	Jan 12, 2011	Abstentions:	7,179,571	VotesFor/TotalVotes:	96.26%
Proposal Type:	Management	Total Votes:	768,724,989	VotesFor/Shares Outstanding:	79.83%
		Broker Non-Votes:	0		

Proposal Text

PROPOSAL 4 Amendment to the Walgreen Co. Articles of Incorporation to Eliminate certain Super-Majority Vote Requirements

In furtherance of the Company's ongoing corporate governance initiatives, the Board of Directors has approved, and recommends that shareholders approve, an amendment to the Walgreens Articles of Incorporation to eliminate the super-majority vote provisions described below. The text of the proposed amendment to the Articles of Incorporation described in this proposal is set forth in Annex A to this Proxy Statement with deletions shown as strikethrough text.

Following the Walgreens January 2010 Annual Meeting of Shareholders, the Nominating and Governance Committee engaged in a review of the super-majority vote provisions in the Walgreens Articles of Incorporation and under applicable Illinois law, taking into account a variety of perspectives. In proposing these amendments, the Board considered that under certain circumstances, super-majority voting provisions can provide benefits to the Company and its shareholders. For example, in the event of an unsolicited bid to take over or restructure the Company, the super-majority voting provisions encourage bidders to negotiate with the Board, increase the Board's negotiating leverage on behalf of the shareholders, and give the Board time to consider alternatives that might provide greater value for all shareholders. Although these measures can be beneficial, the Board recognizes that many shareholders now view such supermajority vote requirements as a limitation on the ability of a majority of shareholders to effect certain corporate actions.

The Board also considered the potential adverse consequences of continuing to maintain these super-majority voting requirements. Maintaining these super-majority requirements could make it more difficult for the Company to secure shareholder approval for the various actions described below should we wish to do so. While it is important to the Company's long-term success to maintain appropriate defenses against inadequate takeover bids, it is also important for the Board to maintain shareholder confidence by demonstrating that it is responsive and accountable to shareholders and committed to strong corporate governance. This requires the Board to carefully balance sometimes competing interests. In this regard, the Board gave considerable weight to the fact that a shareholder proposal presented in the proxy statement for last year's Annual Meeting that sought to have the Board take steps to eliminate super-majority vote provisions in the Company's Articles of Incorporation and By-laws was approved by a substantial majority of our shareholders. The Board recognizes the growing sentiment of many Walgreens shareholders, as expressed most recently at last year's Annual Meeting, that the elimination of the super-majority vote provisions could increase the Board's accountability to shareholders and the ability of shareholders to participate effectively in the Company's corporate governance.

In light of these considerations, and upon the recommendation of the Nominating and Governance Committee, the Board determined to recommend to shareholders that the Articles of Incorporation be amended to eliminate the super-majority voting provisions described below. By recommending these amendments, the Board is demonstrating its accountability and willingness to take steps that address shareholder-expressed concerns.

Summary of Proposed Amendment

The following is a summary of the material terms of the proposed amendment. It also summarizes relevant provisions of the Illinois Business Corporation Act of 1983, as amended. Since the terms of our Articles of Incorporation and the IBCA are more detailed than the general information provided below, we urge you to read the actual provisions of those documents. The following summary is subject in all respects to applicable Illinois law, our amended and restated Articles of Incorporation and the text of the proposed amendment set forth in Annex A.

Vote required under IBCA to Effect Certain Transactions. As currently in effect, the IBCA requires the approval by two-thirds of all outstanding shares of the Company entitled to vote on the matter to effect any of the following actions:

to adopt any amendment to the Articles of Incorporation of our Company that is subject to a shareholder vote pursuant to Section 10.20 of the IBCA;

to merge our Company into another company, to consolidate our Company with another company, or to effect a share exchange under which the Company becomes a subsidiary of another company and its stock is exchanged for the stock of that other company (which would be the Company's new parent), in a transaction that is subject to a shareholder vote pursuant to Section 11.20(a) of the IBCA;

to sell, lease, exchange or otherwise dispose of all or substantially all of our assets outside the ordinary course of business in a transaction that is subject to a shareholder vote pursuant to Section 11.60 of the IBCA; or

to voluntarily dissolve our Company in a transaction that is subject to a shareholder vote pursuant to Section 12.15(c) of the IBCA.

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[WAG: Rule 14a-8 Proposal, July 19, 2013]
Proposal 4* – Simple Majority Vote

Shareholders request amendment to the Walgreen Articles of Incorporation to eliminate certain super-majority vote requirements. This includes as many of the provisions as possible in the proposal on this same topic in the 2011 Walgreen annual meeting proxy. We gave 97% support to the 2011 proposal – yet it did not pass due to our archaic rules.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

Simple majority vote proposal won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority that seeks to improve to our corporate governance.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*


Walgreens
The Pharmacy America Trusts • Since 1901

Corporate and Transactional Law Department

Rule 14a-8(i)(10)
Rule 14a-8(i)(2)
Rule 14a-8(i)(6)
Rule 14a-8(i)(3)

August 29, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) – Rule 14a-8 Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

This letter is being submitted on behalf of Walgreen Co., an Illinois corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its planned January 8, 2014 annual meeting of shareholders (the "2014 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") received from Kenneth Steiner (the "Proponent"). I also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2014 proxy materials for the reasons discussed below.

In his cover correspondence accompanying the Proposal, the Proponent designated John Chevedden as his proxy and representative for purposes of the Proposal and instructed the Company to direct all communications regarding the Proposal to Mr. Chevedden.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission


Walgreens

or the staff. Accordingly, I hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned at joseph.greenberg@walgreens.com and to Alan Dye at Alan.Dye@hoganlovells.com by e-mail.

The Company currently intends to file its 2014 proxy materials with the Commission and begin dissemination thereof on or about November 25, 2013.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following:

"**Proposal 4 – Simple Majority Vote**
Shareholders request amendment to the Walgreen Articles of Incorporation to eliminate certain super-majority vote requirements. This includes as many of the provisions as possible in the proposal on this same topic in the 2011 Walgreen annual meeting proxy. We gave 97% support to the 2011 proposal – yet it did not pass due to our archaic rules."

BASES FOR EXCLUSION

I believe that the Proposal may be excluded from the Company's 2014 proxy materials pursuant to Rule 14a-8(i)(10) because, as the staff determined last year in connection with a similar proposal from Mr. Chevedden, the Company has substantially implemented the Proposal. See *Walgreen Co.* (Oct. 4, 2012) (the "Prior No-Action Letter"), a copy of which is attached hereto as *Exhibit B*. In addition, we believe that the Proposal may be excluded under Rule 14a-8(i)(2) because implementing the Proposal would cause the Company to violate Illinois law, under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal and under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and contains false and misleading statements in violation of Rule 14a-9.

Rule 14a-8(i)(10) – The Company Has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976, in discussing a predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Release No. 34-12598 (Jul. 7, 1976).

For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. See Release No. 34-20091 (Aug. 16, 1983). Instead, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-



8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

The Proposal seeks an amendment to the Company's Amended and Restated Articles of Incorporation (the "Charter") to eliminate "certain" super-majority vote requirements. As discussed below, the Company, which is an Illinois corporation, has already acted to address the Proposal's underlying concerns and essential objectives by proposing at its January 12, 2011 annual meeting of shareholders (the "2011 annual meeting") to eliminate all super-majority vote requirements in the Charter . The Company's By-Laws did not then, and do not now, contain any super-majority voting requirements. The Company's shareholders approved elimination of all of the super-majority provisions (and the related Charter amendments were promptly implemented), with a single exception, the elimination of which, notwithstanding the board's recommendation, did not receive the vote required under the Charter and the Illinois Business Corporation Act of 1983, as amended (the "IBCA"). Accordingly, the Company has eliminated from its Charter and By-laws all super-majority vote requirements with a single exception. As a result, the Company has already substantially implemented the Proposal.

1. History of the Proposal

The Proponent's representative, John Chevedden, submitted to the Company, for consideration at its January 13, 2010 annual meeting of shareholders, a proposal that sought to eliminate all super-majority voting requirements from the Charter and Bylaws.[1] That proposal was approved by the Company's shareholders, and thereafter the Company's board of directors determined to take action to implement it. Accordingly, the Company's board approved, and the Company's proxy materials for the 2011 annual meeting included, two Company-sponsored proposals, which together sought to amend the Charter to eliminate all super-majority voting requirements applicable to the Company.

The first of the Company-sponsored proposals sought to lower seven super-majority vote requirements consisting of certain default voting thresholds under the IBCA and a voting threshold for amending the Charter in any manner that would materially alter the powers, preferences or special rights of the Company's Series A Preferred Stock (together, the "IBCA Proposal"). There were not then, and are not now, any shares of Series A Preferred Stock outstanding. Approval of the IBCA Proposal required the affirmative vote of at least two-thirds of the outstanding shares of the Company's stock entitled to vote.

---

[1] The 2010 proposal requested the Company's shareholders to approve the following resolution: "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% shareholder voting provision in our charter and/or bylaws."


W
Walgreens

The second proposal sought approval to eliminate a "fair price" provision contained in the Charter that generally required a super-majority vote for approval or authorization of certain "business combinations" with a "substantial shareholder" (the "Fair Price Proposal"). Approval of the Fair Price Proposal required the affirmative vote of at least 80% of the outstanding shares of the Company's stock entitled to vote.

The Company's board of directors unanimously recommended that shareholders approve both the IBCA Proposal and the Fair Price Proposal at the Company's 2011 annual meeting of shareholders. At the meeting, the Company's shareholders approved the IBCA Proposal (and the related Charter amendment was promptly implemented) but did not approve the Fair Price Proposal (which obtained the affirmative vote of holders of 79% of the outstanding shares entitled to vote). The IBCA Proposal and Fair Price Proposal are described briefly in our letter to the staff dated August 30, 2012 (which resulted in the Prior No-Action Letter) and are also described more fully in the Company's proxy statement for the 2011 annual meeting.

Last year, Mr. Chevedden submitted another super-majority proposal to the Company, requesting that the Company eliminate all super-majority voting requirements from the Charter and Bylaws in favor of a majority vote requirement.[2] The Company sought to exclude the proposal on the ground, among others, that the proposal had been substantially implemented by the actions taken at the 2011 annual meeting. The staff concurred with the Company's view, noting in the Prior No-Action Letter that "Walgreen's policies, practices, and procedures compare favorably with the guidelines of the proposal and that Walgreen has, therefore, substantially implemented the proposal."

2. Other Staff Letters Supporting Exclusion

Exclusion of the Proposal as substantially implemented is consistent with the staff's position in other no-action letters as well. In *Allegheny Energy, Inc.* (Dec. 21, 2004), the company's shareholders approved charter amendments eliminating "default" super-majority voting requirements applicable to certain business combinations but failed to approve a shareholder proposal seeking to eliminate cumulative voting. Because the cumulative voting proposal failed to pass, the company remained subject to a state law requirement that no director could be removed from office without cause if the number of votes cast against removal would be sufficient to elect that director under cumulative voting. The effect of shareholders' failure to approve the cumulative voting proposal was to retain a requirement for a super-majority vote to remove a director without cause. Following the shareholder vote, a shareholder submitted to the company a proposal requesting that the board take the steps necessary to eliminate all super-

---

[2] The 2012 proposal requested the Company's shareholders to adopt the following: "Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."


Walgreens

majority voting requirements. The staff agreed that the company's prior action in submitting *all* super-majority voting requirements to a vote and succeeding in eliminating all but one of them constituted substantial implementation of the proposal.

Further, the staff has allowed exclusion of a proposal similar to the Proposal where the company planned to include in its proxy statement a management-sponsored proposal to eliminate from the charter all super-majority voting provisions except for one. In *Bristol-Myers Squibb Co.* (Dec. 28, 2004), the company proposed to eliminate super-majority voting provisions relating to various matters but proposed to retain a requirement that holders of at least 75% of the outstanding voting stock approve any amendment seeking to classify the board of directors. The staff allowed exclusion of the shareholder proposal on the ground that the Company's proposal substantially implemented the shareholder proposal.

As in *Allegheny Energy* and *Bristol-Myers Squibb*, the Company has already taken all actions within its power to eliminate *all* super-majority voting requirements applicable under the Charter. The Company's actions in recommending that shareholders approve the IBCA Proposal and the Fair Price Proposal at the 2011 annual meeting are the sole steps the board could or needed to take to achieve elimination of all super-majority voting requirements from the Charter.

Further, as in *Allegheny Energy*, the Company succeeded in eliminating all super-majority voting requirements other than one, with the single failure resulting from a vote of shareholders. The Company's board does not have the power to amend the Charter unilaterally, and the board cannot ensure that sufficient shareholder support will be received to pass proposals that it recommends to shareholders for approval. Accordingly, the Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(2) – Implementing the Proposal Would Cause the Company to Violate Illinois Law

Rule 14a-8(i)(2) permits exclusion of a shareholder proposal if implementation of the proposal would cause the company to violate state law. The Proposal, which was addressed and delivered to the chairman of the Company's board of directors, effectively asks the board of directors to take unilateral action to amend the Charter. Because Illinois law prohibits the board of directors from amending the Charter to eliminate the remaining super-majority voting requirement without first obtaining shareholder approval, implementation of the Proposal would violate Illinois law.

Unlike the proposals submitted to the Company by Mr. Chevedden for consideration at the 2011 and 2013 annual meetings, the Proposal does not ask the board of directors to "take the steps necessary" to amend the charter to eliminate super-majority voting requirements. Instead, the Proposal "request[s] amendment" of the Charter. Submission of a proposal to a company's board of directors, requesting amendment of the company's charter, on its face requests unilateral action by the board of directors and does not contemplate shareholder approval of the requested amendment.


Walgreens

As an Illinois corporation, the Company is governed by the IBCA. Under the IBCA, the board of directors of an Illinois corporation may amend its charter unilaterally only in very limited circumstances (e.g., to remove the names and addresses of the initial directors of the corporation, or to remove the name and address of the initial registered agent). The Charter amendment that would be required to implement the Proposal may not be adopted by the Company's board without shareholder approval under Section 10.20 of the IBCA. Further, Article V, Section D, Section 3.03 of the Charter states that the "fair price" provisions of the Charter may be amended only "by the affirmative vote of the holders of not less than 80 percent of the outstanding shares of common stock of the Corporation at a meeting of the shareholders duly called for the consideration of such amendment, alteration, change or repeal." Accordingly, the Company's implementation of the Proposal through unilateral board action would violate both the IBCA and the Charter, in violation of Illinois law.

The staff has recognized that a proposal seeking a charter amendment based on unilateral action by either the board of directors or shareholders, where state law requires that the amendment first be approved by the board of directors and then by shareholders, may be excluded under Rule 14a-8(i)(2). As the staff explained in SLB No. 14D, "[i]f a proposal recommends, requests, or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1), rule 14a-8(i)(2), or rule 14a-8(i)(6) if ... applicable state law requires any such amendment to be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law." Although exclusion may not be appropriate if the proposal "provide[s] that the board of directors 'take the steps necessary' to amend the company's charter," id., the staff has concurred in the exclusion of shareholder proposals when the company met its burden of establishing that applicable state law required shareholder approval and the proposal did not contain the necessary savings clause. See *Northrop Grumman Corp.* (Mar. 10, 2008) (proposal asking board of directors to amend governing documents to eliminate restrictions on shareholders' right to call a special meeting excludable because requested amendments would require both board and shareholder approval); *Schering-Plough Corp.* (Mar. 27, 2008) (proposal asking board to adopt cumulative voting excludable because adoption required amendment of the certificate of incorporation, which required approval of both board and shareholders).

Similarly, a proposal calling for unilateral action by shareholders is excludable where the requested action requires approval by both shareholders and the board. In *RTI Biologics, Inc.* (Feb. 6, 2012), for example, a proposal asked stockholders to approve a charter amendment to declassify the board. Because the law of the state of the company's incorporation (Delaware) provided that the proposed charter amendment, to be valid, had to be approved first by the board of directors and then by shareholders, the staff concurred that implementation of the proposal based on unilateral action by shareholders would have caused the Company to violate state law. The staff took the same position in *Stanley Works* (Feb. 2, 2009). See also *Home Depot, Inc.* (Apr. 4, 2000) (allowing exclusion of proposal seeking unilateral action by shareholders to eliminate super-majority vote requirements from the company's charter).


Walgreens

Rule 14a-8(i)(6) – The Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) permits exclusion of a shareholder proposal if the company lacks the power or authority to implement the proposal. As noted above, and as the staff explained in SLB No. 14D, "[i]f a proposal recommends, requests or requires the board of directors to amend the company's charter, we may concur that there is some basis for the company to omit the proposal in reliance on rule 14a-8(i)(1), rule 14a-8(i)(2) or rule 14a-8(i)(6) if...applicable state law requires any such amendment be initiated by the board and then approved by shareholders in order for the charter to be amended as a matter of law." The staff has acknowledged that exclusion may not be appropriate if the proposal "provide[s] that the board of directors 'take the steps necessary' to amend the company's charter."

However, the Proposal submitted to the Chairman of the Company's board of directors requests an amendment to the Charter to eliminate certain super-majority vote requirements and does not contain the necessary savings clause. The only super-majority voting requirement in the Charter, however, may not be eliminated without shareholder approval. Section 10.15 of the IBCA provides that any amendment to the charter of an Illinois corporation that requires shareholder approval must be initiated by the board of directors by adoption of a resolution setting forth the proposed amendment and directing that the resolution be voted on at a meeting of shareholders. As a result, it is impossible for the Company or the board of directors to amend the Charter unilaterally as requested by the Proposal. Accordingly, the Company lacks the power and authority to unilaterally implement the Proposal, and therefore the Proposal should be excluded under Rule 14a-8(i)(6). See *RTI Biologics, Inc.* (Feb. 6, 2012); *Stanley Works* (Feb. 2, 2009).

Rule 14a-8(i)(3) – The Proposal is Impermissibly Vague and Indefinite So As To Be Inherently False and Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The staff has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. See also *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Additionally, the staff has taken the position that a proposal is impermissibly vague and indefinite, and therefore excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the


Walgreens

proposal." See *Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is Vague and Indefinite

The Proposal requests elimination of "certain super-majority vote requirements," including "as many of the provisions as possible" contained in the proxy statement for the 2011 annual meeting. The Proposal's reference to "certain" super-majority voting requirements suggests that some, but not all, super-majority voting requirements contained in the Charter should be eliminated. The Proposal thus implies that the Charter contains multiple super-majority voting provisions, only some of which would be eliminated by the Proposal. In fact, the Charter contains only one super-majority voting requirement. The erroneous implication appears again in the Proposal's statement that the provisions to be eliminated should include "as many of the provisions as possible" in the 2011 proposal.

The confusion engendered by the Proposal's erroneous implication is not cured, and in fact is exacerbated, by the Proposal's reference to the Company's 2011 proxy materials. For a shareholder to understand which super-majority voting requirement the Proposal seeks to eliminate, the shareholder would have to locate and read the Company's 2011 proxy statement and then read the Company's Form 8-K disclosing the results of the voting at that meeting. By doing so, a shareholder would realize that the proposal seeks to eliminate only one super-majority voting requirement, a requirement unmentioned in the Proposal.

Together, these statements render the Proposal so vague and indefinite that it does not provide the Company or shareholders with "reasonable certainty exactly what actions or measures the proposal requires." See *McKesson Corp.* (Apr. 1, 2013). The reference to the Company's 2011 proxy materials, far from clarifying the Proposal, renders it even more incomprehensible. The staff has acknowledged that a Proposal's reference to an outside source for clarification of a vague and indefinite proposal does not preclude exclusion of the proposal under Rule 14a-8(i)(3). In *McKesson*, for example, the staff permitted exclusion of a proposal that sought adoption of a policy that the board's chairman be an independent director as defined in the New York Stock Exchange ("NYSE") listing standards, concurring that the proposal did not provide information about what "the definition set forth in the NYSE listing standards" means.

2. The Proposal Contains Materially False and Misleading Statements.

A proposal or its supporting statement may be excluded under Rule 14a-8(i)(3) if the proposal or the supporting statement contains false or misleading statements in violation of Rule 14a-9. In *Boise Cascade Corporation* (Jan. 23, 2001), for example, the staff permitted the company to exclude significant portions of a supporting statement relating to a proposal to separate the positions of chair and CEO because they dealt with "irrelevant issues and misleading allegations" that would incite shareholders rather than "educating them on the advantages or disadvantages of a separate Chair and CEO." See also *Motorola, Inc.* (Jan. 12, 2011) (permitting exclusion of a proposal where the supporting statement contained internal inconsistencies regarding statements on equity retention); *Energy East Corporation* (Feb. 12, 2007) (permitting



exclusion of a proposal where the focus of the proposal was executive compensation while the supporting statement addressed issues including director independence and plurality voting standards).

The Proposal contains a number of false and misleading statements, including the following:

"We gave 97% support to the 2011 proposal – yet it did not pass due to our archaic rules"

The Proposal's supporting statement asserts that the 2011 management proposal to eliminate super-majority voting requirements from the Charter won "97% support...yet it did not pass due to our archaic rules". This statement suggests that the Company's management submitted a single proposal to shareholders aimed at eliminating super-majority voting and that the proposal did not obtain the required vote. As discussed above, the Company submitted two proposals to shareholders in 2011, relating to a total of eight super-majority voting requirements, and shareholders approved one of the two proposals, resulting in elimination of seven of the eight super-majority voting provisions. Therefore, the implication that the Company's management put forth a single proposal and that it "did not pass" is false and misleading.

"a 1%-minority can frustrate the will of our 79%-shareholder majority"

The Proposal's supporting statement asserts, in part, that "[c]urrently a 1%-minority can frustrate the will of our 79%-shareholder majority. Shares that do not vote should not be able to continue to dictate how our company is managed." This statement is false and misleading because there is no action that the holders of one percent of the Company's shares could take or prevent a majority of shareholders from taking. Further, this statement would be misleading even if the reference to "1%" were changed to "21%." As discussed above, the circumstances in which 21% of shareholders could prevent any action are extremely narrow, as the sole remaining super-majority voting provision applies only in the unlikely case of a business combination with a "substantial shareholder" that is not otherwise approved by two-thirds of disinterested directors or compliant with specified "fair price" and other requirements. The suggestion that any minority block of shareholders, particularly a 1% block, could "frustrate the will" of 79% of shareholders is inherently misleading.

Both of the foregoing statements would serve to confuse the Company's shareholders into believing that they have not already acted favorably on the underlying objectives of the Proposal.

CONCLUSION

For the reasons state above, it is my view that the Company may exclude the Proposal from its 2014 proxy materials pursuant to Rules 14a-8(i)(10), 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(3). I respectfully request the staff's concurrence in this view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so



excludes the Proposal. To the extent that the reasons set forth in the discussion of 14a-8(i)(2) and 14a-8(i)(6) herein are based on matters of Illinois state law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If you have any questions or need additional information, please feel free to contact me at (847) 315-8204 or Alan Dye of Hogan Lovells at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to by e-mail to me at joseph.greenberg@walgreens.com and to Alan Dye at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

Joseph H. Greenberg
Divisional Vice President, Corporate, M&A and Securities Law

Enclosures

cc: Kenneth Steiner
John Chevedden
Lydia Mathas (Walgreen Co.)
Mark L. Dosier (Walgreen Co.)
Alan L. Dye (Hogan Lovells)



Exhibit A

Copy of the Proposal and Related Correspondence

EXHIBIT "A"

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James A. Skinner
Chairman of the Board
Walgreen Co. (WAG)
108 Wilmot Rd
Deerfield IL 60015
PH: 847 914-2500
FX: 847-914-2804

Dear Mr. Skinner,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

7-18-2013
Date

cc: Thomas J. Sabatino, Jr. <Thomas.Sabatino@walgreens.com>
Corporate Secretary
FX: 847-914-3652

[WAG: Rule 14a-8 Proposal, July 19, 2013]

Proposal 4* – Simple Majority Vote

Shareholders request amendment to the Walgreen Articles of Incorporation to eliminate certain super-majority vote requirements. This includes as many of the provisions as possible in the proposal on this same topic in the 2011 Walgreen annual meeting proxy. We gave 97% support to the 2011 proposal – yet it did not pass due to our archaic rules.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

Simple majority vote proposal won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority that seeks to improve to our corporate governance.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Lydia J. Mathas
Director Corporate Governance,
Assistant Corporate Secretary

108 Wilmot Road, MS# 1833
Deerfield, IL 60015
P 847-315-3267 C 773-710-7092
lydia.mathas@walgreens.com
www.walgreens.com

July 30, 2013

Via Overnight Courier and
Email: FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Attn: Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defects under Rule 14a-8
Shareholder Proposal for Walgreen Co. 2014 Annual Meeting

Dear Mr. Steiner:

This letter acknowledges receipt on July 19, 2013 of your letter dated July 18, 2013, which seeks to submit a shareholder proposal (the "Submission") for the 2014 Annual Meeting of Shareholders of Walgreen Co. (the "Annual Meeting"). The purpose of this letter is to inform you that the Submission does not comply with the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). A copy of Rule 14a-8 is enclosed for your reference. This letter is being delivered to Mr. Chevedden's attention because you named him to act as your proxy regarding the Submission, and requested that we direct all future correspondence to his attention.

Based on our review of the information you provided, our records, and regulatory materials, we have been unable to conclude that you meet the minimum ownership requirements of Rule 14a-8 for inclusion of a proposal in Walgreens' proxy materials, and unless you (or Mr. Chevedden on your behalf) can demonstrate that you meet the requirements within 14 days of receiving this notice, we will be entitled to exclude the Submission from the company's proxy materials for the Annual Meeting. We anticipate that the Annual Meeting will be held on January 8, 2014, and that we will mail our proxy materials on or about November 18, 2013.

To be eligible to have your shareholder proposal included in the company's proxy statement, your proposal must comply with the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, including the requirement that you demonstrate that you satisfy the stock ownership requirements of Rule 14a-8(b). Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the Annual Meeting, you must have continuously held at least $2,000 in market value, or 1%, of Walgreen Co. common stock (the class of the company's securities entitled to be voted on the proposal at the meeting) for at least one year by the date you submit the proposal. Rule 14a-8(b) also states that you must continue to hold those securities through the date of the Annual Meeting and must so indicate to us.

The company's transfer agent has reviewed the list of record owners of the company's common stock, and you are not listed there as a registered owner of Walgreens common stock. Please note that Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock may establish compliance with the minimum ownership requirement by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the securities, the SEC Staff published Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") and Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants, clarified in SLB 14G to include affiliates thereof, will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you (or Mr. Chevedden on your behalf) will need to obtain the required written statement from the DTC participant through which your securities are held. If you are not certain whether your broker or bank is a DTC participant, you (or Mr. Chevedden on your behalf) may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds your securities is not on DTC's participant list, you (or Mr. Chevedden on your behalf) will need to obtain proof of ownership from the DTC participant through which your securities are held. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Submission was submitted, the required amount of securities were continuously held by you for at least one year preceding and including July 18, 2013 - with one statement from your broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copies of SLB 14F and SLB 14G for further information.

Therefore, pursuant Rule 14a-8(f), in order to submit your proposal for possible inclusion in the company's proxy statement, you (or Mr. Chevedden on your behalf) must provide us with confirmation in accordance with Rule 14a-8(b)(2) and SLB 14F and SLB 14G that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the Annual Meeting, and that you intend to continue to hold the requisite securities through the date of the Annual Meeting.

The SEC's rules require that your response to this letter, including the requisite proof of ownership, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Walgreen Co., 108 Wilmot Road, MS 1833, Deerfield, Illinois 60015. Alternatively, you may transmit any response by facsimile to me at lydia.mathas@walgreens.com. If the deficiencies in the Submission are not timely and satisfactorily resolved, we believe the Company will be entitled to omit the Submission from its proxy statement in connection with the Annual Meeting.

Please note that if you timely and satisfactorily address these defects, Walgreens reserves the right to raise any substantive objections to your Submission at a later date. If we do so, we will notify and inform you of our reasons in accordance with SEC rules and regulations.

Very truly yours,



Lydia J. Mathas

Director, Corporate Governance & Assistant Corporate Secretary

Enclosures

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude

the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the

Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thursday, August 1, 2013 9:41 PM
To: Lydia Mathas <lydia.mathas@walgreens.com>
Cc: Thomas Sabatino <thomas.sabatino@walgreens.com>
Subject: Rule 14a-8 Proposal (WAG) tdt

Dear Ms. Mathas,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671	Date 8-1-13	# of pages ▶
To Lydia Mathes	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 847-914-3652	Fax #	

August 1, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirms that since March 1, 2011, you have continuously held no less than 700 shares of Walgreen Co (WAG) in the above referenced account.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Anthony Greenwood
Resource Specialist
TD Ameritrade


Walgreens

Exhibit B

Copy of the Prior No-Action Letter

EXHIBIT "B"



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: Walgreen Co.
Incoming letter dated August 30, 2012

Dear Mr. Dye:

This is in response to your letters dated August 30, 2012, September 13, 2012, and September 20, 2012 concerning the shareholder proposal submitted to Walgreen by John Chevedden. We also have received letters from the proponent dated August 31, 2012, September 13, 2012, and September 23, 2012. Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

October 4, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Walgreen Co.
Incoming letter dated August 30, 2012

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Walgreen may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Walgreen's policies, practices, and procedures compare favorably with the guidelines of the proposal and that Walgreen has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Walgreen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Walgreen relies.

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)
Rule 14a-8(i)(3)

August 30, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Walgreen Co. (Commission File No. 001-00604) - Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of Walgreen Co. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its January 2013 annual meeting of shareholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") received from John Chevedden (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2013 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its 2013 proxy materials with the Commission on or about November 19, 2012.

THE PROPOSAL

The Proposal requests that Walgreen shareholders approve the following:

"Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

BASES FOR EXCLUSION

We believe that the Proposal may be excluded from the Company's 2013 proxy materials under Rules 14a-8(i)(10) because the Company has substantially implemented the Proposal. In addition, we believe that the Proposal may be excluded from the Company's 2013 proxy materials under Rule 14a-8(i)(3) because it contains false and misleading statements in violation of Rule 14a-9.

Rule 14a-8(i)(10) – The Company Has Substantially Implemented The Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976, in discussing a predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976). For a matter presented by a proposal to have been acted upon favorably by management, it is not necessary that the proposal have been implemented in full or precisely as presented. *See Exchange Act Release* No. 20091 (Aug. 16, 1983).

Applying this standard, the staff has said that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

The Proposal asks that the Company's board take the steps necessary for each shareholder voting requirement in the Company's Amended and Restated Articles of

Incorporation ("Charter") and By-laws that requires a super-majority vote to be amended to require only a majority of votes cast for and against. As discussed below, the Company, which is an Illinois corporation, has already acted to address the Proposal's underlying concerns and essential objectives by eliminating from its Charter and By-laws all super-majority vote requirements with a single exception, which was proposed for elimination by the Company at the January 12, 2011 annual meeting of shareholders (the "2011 annual meeting of shareholders") and, notwithstanding the board's recommendation, not approved by the vote of shareholders required under the Charter and the Illinois Business Corporation Act of 1983, as amended (the "IBCA"). The Company replaced these super-majority voting provisions with majority voting requirements. The Proposal requests that each shareholder vote require "a majority of the votes cast for and against such proposals." The Proposal also provides, however, that the majority vote adopted may vary from that suggestion to be consistent with applicable law. The IBCA provides that a majority vote of shareholders means "the affirmative vote of the majority of the votes of the shares represented at the meeting and entitled to vote on a matter," and therefore the Company is unable to implement the Proponent's preferred standard.

Background

The Proponent submitted to the Company a proposal substantially similar to the Proposal for consideration by shareholders at the Company's January 13, 2010 annual meeting of shareholders.[1] That proposal was approved by the Company's shareholders, and thereafter the Company's board of directors determined to take action to implement it. Accordingly, the Company's board approved, and the Company's proxy materials for its 2011 annual meeting of shareholders included, two Company-sponsored proposals that together sought to amend the Charter to eliminate all super-majority voting requirements applicable to the Company. The Company's By-laws did not then, and do not now, contain any super-majority voting requirements.

The first of the two proposals sought to lower certain default voting thresholds under the ICBA and to lower the voting threshold for amending the Charter in any manner that would materially alter the powers, preferences or special rights of the Company's Series A Preferred

[1] The prior proposal requested the Company's shareholders approve the following resolution: "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% shareholder voting provision in our charter and/or bylaws."

Stock (together, the "IBCA Proposal"). There were then, and are now, no shares of Series A Preferred Stock outstanding. Approval of the IBCA Proposal required the affirmative vote of at least two-thirds of the outstanding shares of the Company's stock entitled to vote.

The second proposal sought to eliminate a "fair price" provision contained in the Charter that generally required a super-majority vote for approval or authorization of certain "business combinations" with a "substantial shareholder" (the "Fair Price Proposal"). Approval of the Fair Price Proposal required the affirmative vote of at least 80% of the outstanding shares of the Company's stock entitled to vote.

The Company's board of directors unanimously recommended that shareholders approve both the IBCA Proposal and the Fair Price Proposal at the Company's 2011 annual meeting of shareholders. At the meeting, the Company's shareholders approved the IBCA Proposal (and the related Charter amendment was promptly implemented), but did not approve the Fair Price Proposal (which obtained the affirmative vote of holders of 79% of the outstanding shares entitled to vote). The IBCA Proposal and Fair Price Proposal are described briefly below and are described more fully in the Company's proxy statement for the 2011 annual meeting of shareholders.

A. The IBCA Proposal.

The IBCA Proposal was fully implemented upon the Company's filing of an amendment to the Charter following shareholder approval of the proposal. The Charter amendment eliminated super-majority voting requirements that previously applied to any proposal to:

- amend the Charter in any way that is subject to a shareholder vote pursuant to Section 10.20 of the IBCA;
- to merge the Company into another company, to consolidate the Company with another company, or to effect a share exchange under which the Company becomes a subsidiary of another company and its stock is exchanged for the stock of that other company (which would be the Company's new parent), in a transaction that is subject to a shareholder vote pursuant to Section 11.20(a) of the IBCA;
- to sell, lease, exchange or otherwise dispose of all or substantially all of the Company's assets outside the ordinary course of business in a transaction that is subject to a shareholder vote pursuant to Section 11.60 of the IBCA; or
- to voluntarily dissolve the Company in a transaction that is subject to a shareholder vote pursuant to Section 12.15(c) of the IBCA;
- to engage in a "business combination" with an "interested shareholder" within three years after the date the interested shareholder became an interested shareholder (unless certain conditions are satisfied), as provided in Section 11.75(a)(3) of the IBCA; or

- to engage in a business combination with an interested shareholder that does not meet the "fair price" requirements of Section 7.85 of the IBCA (generally, that the interested shareholder pay the higher of the highest price paid in the past two years by the interested shareholder for any of its shares or the market price of the shares on the first trading day after announcement of its status as an interested shareholder), subject to certain exceptions.

Each of the first four matters listed above now requires approval by a majority of all outstanding shares entitled to vote on the matter, which is the closest standard permitted by the IBCA to the majority standard sought by the Proposal. The fifth matter listed now requires approval by the affirmative vote of a majority of the outstanding voting stock that is not owned by the interested shareholder, and the final matter now requires approval by the affirmative vote of a majority of the combined voting power of the then outstanding shares of all classes and series of the Company entitled to vote generally in the election of directors, voting together as a single class, and a majority of the voting shares held by the disinterested shareholders.

B. The Fair Price Proposal.

The Charter contains, and contained at the time of the 2011 annual meeting of shareholders, a "fair price" provision in addition to the fair price provision in Section 7.85 of the ICBA (discussed in the preceding section). Article R-V, Section 3 of the Charter generally requires the vote of the holders of not less than 80% of the Company's outstanding shares of common stock for the approval or authorization of certain business combinations with a substantial shareholder (generally defined as a person who, together with any affiliates or associates, becomes the beneficial owner, directly or indirectly, of 10% or more of the outstanding common shares) of the Company. This separate shareholder approval requirement is not applicable if the business combination is approved by at least two-thirds of the directors who are not associated with the substantial shareholder or if certain "fair price" requirements (generally, that the substantial shareholder pay the highest price previously paid for any of its shares) and other conditions are met. This provision may be repealed or amended only by a vote of 80% of the Company's outstanding common stock. The Fair Price Proposal would have eliminated the entire "fair price" provision entirely rather than reduce the super-majority voting requirement to a majority voting requirement. Despite the Company's recommendation that its shareholders approve the Fair Price Proposal, however, the proposal did not receive the requisite level of shareholder support required for approval.

C. The Company's Actions Have Substantially Implemented the Proposal.

The staff has previously permitted exclusion of a proposal seeking a simple majority voting standard where the company had, at a previous meeting of shareholders, proposed amendments to the company's charter to eliminate super-majority voting requirements and had obtained the required approval for all of the proposed amendments except one. In *Allegheny Energy, Inc.* (Dec. 21, 2004), the company's shareholders approved charter amendments eliminating "default" super-majority voting requirements applicable to certain business combinations but failed to approve a shareholder proposal seeking to eliminate cumulative voting. Because the cumulative voting proposal failed to pass, the company remained subject to a state law requirement that no director could be removed from office without cause if the number of votes cast against removal would be sufficient to elect that director under cumulative voting. The effect of shareholders' failure to approve the cumulative voting proposal was to retain a requirement for a super-majority vote to remove a director without cause. Following the shareholder vote, a shareholder submitted to the company a proposal requesting that the board take the steps necessary to eliminate all super-majority voting requirements. The staff agreed that the company's prior action in submitting *all* super-majority voting requirements to a vote and succeeding in eliminating all but one of them constituted substantial implementation of the proposal.

Similarly, the staff has allowed exclusion of a proposal similar to the Proposal where the company planned to include in its proxy statement a management-sponsored proposal to eliminate from the charter all super-majority voting provisions except for one. In *Bristol-Myers Squibb Co.* (Dec. 28, 2004), the company proposed to eliminate super-majority voting provisions relating to various matters but proposed to retain a requirement that holders of at least 75% of the outstanding voting stock approve any amendment seeking to classify the board of directors.

As in *Allegheny Energy*, the Company has taken all actions within its power to eliminate *all* super-majority voting requirements applicable under the Charter. The Company's actions in recommending that shareholders approve the IBCA Proposal and the Fair Price Proposal constitute the sole steps necessary for the board to have taken to ensure that all super-majority voting requirements be eliminated from the Charter.

In addition, as in *Allegheny Energy*, the Company succeeded in eliminating all super-majority voting requirements other than one, with the single failure resulting from a vote of shareholders. The Company's board does not have the power to amend the Charter unilaterally, and the board cannot ensure that sufficient shareholder support will be received to pass proposals that it recommends to shareholders for approval. Accordingly, the Proposal has been substantially implemented and therefore may be excluded pursuant to Rule 14a-8(i)(10).

<u>Rule 14a-8(i)(3) – The Proposal Materially False and Misleading in Violation of Rule 14a-9</u>

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB No. 14B"). Additionally, the staff has taken the position that a proposal is impermissibly vague and indefinite, and therefore excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Proposal Contains Materially False and Misleading Statements.

The staff has previously permitted the exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement contained false or misleading statements in violation of Rule 14a-9. In *Boise Cascade Corporation* (Jan. 23, 2001), for example, the staff permitted the company to exclude significant portions of a supporting statement relating to a proposal to separate the positions of chair and CEO because they dealt with "irrelevant issues and misleading allegations" that would incite shareholders rather than "educating them on the advantages or disadvantages of a separate Chair and CEO." *See also Motorola, Inc.* (Jan. 12, 2011) (permitting exclusion of a proposal where the supporting statement contained internal inconsistencies regarding statements on equity retention); and *Energy East Corporation* (Feb. 12, 2007) (permitting exclusion of a proposal under Rule 14a-8(i)(3) where the focus of the proposal was executive compensation while the supporting statement addressed issues including director independence and plurality voting standards).

As discussed below, the Proposal's supporting statement contains a number of false and misleading statements.

"2011 management proposal for simple majority voting...failed"

The Proposal's supporting statement asserts that a "2011 management proposal for simple majority voting won an outstanding 96% of the yes and no votes [but] failed to the embarrassment of management." The focus of the Proposal is on the elimination of super-majority voting requirements in the Company's organizational documents. In that context, this statement suggests that the Company's management submitted a single proposal to shareholders in 2011 aimed at eliminating super-majority voting and that the proposal did not obtain the required vote. As discussed above, the IBCA Proposal and the Fair Price Proposal each related to the question of simple majority voting. Shareholders approved one of these proposals. As a result, substantially all of the super-majority voting requirements applicable to the Company's shareholders were changed to majority voting requirements. Therefore, the implication that the Company's management put forth a single proposal, and that it "failed," is false and misleading.

"a 1%-minority can frustrate the will of our 79%-shareholder majority"

The Proposal's supporting statement asserts, in part, that "[c]urrently a 1%-minority can frustrate the will of our 79%-shareholder majority. Shares that do not vote should not be able to continue to dictate how our company is managed." This statement is false and misleading because there is no action that the holders of one percent of the Company's shares could take or prevent a majority of shareholders from taking. Further, this statement would be misleading even if the reference to "1%" were changed to "21%." As discussed above, the circumstances in

\\DC - 000000/000001 - 3484222 v4

which 21% of the shareholders could prevent any action are extremely narrow, as they only apply in the unlikely case of a business combination with a "substantial shareholder" that is not otherwise approved by two-thirds of disinterested directors or compliant with specified "fair price" and other requirements. There is no affirmative action that the holders of 21% of shares could take or prevent that would bind the Company in any way. The suggestion that any minority block of shareholders, particularly a 1% block, could "frustrate the will" of 79% of shareholders is inherently misleading. These statements represent an attempt by the Proponent to confuse the Company's shareholders into believing that they have not already acted favorably on the underlying objectives of the Proposal.

CONCLUSION

For the reasons state above, it is our view that the Company may exclude the Proposal from its 2013 proxy materials pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,



Alan L. Dye

Enclosures

cc: John Chevedden
Mark L. Dosier (Walgreen Co.)

Exhibit A

Copy of the Proposal and Related Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James A. Skinner
Chairman of the Board
Walgreen Co. (WAG)
200 Wilmot Rd
Deerfield IL 60015
PH: 847 914-2500
FX: 847-914-2804

Dear Mr. Skinner,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden — Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Thomas J. Sabatino, Jr. <Thomas.Sabatino@walgreens.com>
Corporate Secretary
FX: 847-914-3652
Joseph H. Greenberg <Joseph.Greenberg@walgreens.com>

[WAG: Rule 14a-8 Proposal, July 18, 2012]

4* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against such proposals. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A 2011 management Proposal for simple majority voting won an outstanding 96% of the yes and no votes. However this management proposal failed to the embarrassment of management. This overwhelming showing of support equaled 78% support when all the shares that did not vote were factored in. An 80% vote was required for passage. The shares that do not even vote should not be able to dictate how our company is managed.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are not positively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and James McRitchie.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Shares that do not vote should not be able to continue to dictate how our company is managed.

Please encourage our board to respond positively to this proposal to initiate improved governance and increase our competitiveness: **Adopt Simple Majority Vote – Proposal 4.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Walgreens

There's a way™

Thomas J. Sabatino, Jr.
Executive Vice President
General Counsel & Corporate Secretary

July 27, 2012

Via Federal Express Overnight Delivery and Email: *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defect under Rule 14a-8
<u>Shareholder Proposal for Walgreen Co. 2013 Annual Meeting</u>

Dear Mr. Chevedden:

This letter acknowledges receipt on July 20, 2012 of your letter dated July 19, 2012, which seeks to submit a shareholder proposal for the 2013 annual meeting of shareholders of Walgreen Co. Based on our review of the information you provided, our records, and regulatory materials, we have been unable to conclude that your proposal meets the minimum ownership requirements of Rule 14a-8 for inclusion in Walgreens' proxy materials, and unless you can demonstrate that you meet the requirements within 14 days of receiving this notice, we will be entitled to exclude your proposal from the company's proxy materials for the upcoming Walgreen Co. annual meeting. We anticipate that the annual meeting will be held on January 9, 2013, and that we will mail our proxy materials on or around November 19, 2012.

To be eligible to have your shareholder proposal included in the company's proxy statement, your proposal must comply with the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, including the requirement that you demonstrate that you satisfy the stock ownership requirements of Rule 14a-8(b). Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the upcoming Walgreens Annual Meeting, you must have continuously held at least $2,000 in market value, or 1%, of Walgreen Co. common stock (the class of the company's securities entitled to be voted on the proposal at the meeting) for at least one year by the date you submit the proposal. Rule 14a-8(b) also states that you must continue to hold those securities through the date of the meeting and must so indicate to us.

The company's transfer agent has reviewed the list of record owners of the company's common stock, and you are not listed as a registered owner of Walgreens common stock. Please note that Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of

Walgreen Co. Corporate Offices • 108 Wilmot Road, MS 1858 • Deerfield, IL 60015
847-315-3004 • Fax 847-315-3652 • thomas.sabatino@walgreens.com
www.walgreens.com

the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission issued Staff Legal Bulletin No. 14F (SLB 14F), which provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholders' broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Therefore, in order to submit your proposal for possible inclusion in the company's proxy statement, you must provide us with confirmation in accordance with Rule 14a-8(b)(2) and SLB 14F that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting. Pursuant to Rule 14a-8(f), you must provide us with these confirmation materials within 14 days after you receive this letter. If we do not receive the materials within that time, we intend to exclude your proposal. We have attached to this notice copies of Rule 14a-8 and SLB 14F for your convenience.

Please note that if you provide timely and adequate proof of ownership, Walgreens reserves the right to raise any substantive objections to your proposal at a later date. If we do so, we will notify and inform you of our reasons in accordance with SEC rules and regulations.

Very truly yours,



Thomas J. Sabatino, Jr.

Executive Vice President, General Counsel and
Corporate Secretary

Enclosures

security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to §240.14a–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to §240.14a–7 When providing the information required by §240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Dosier, Mark

From:	Greenberg, Joseph
Sent:	Thursday, August 09, 2012 2:34 PM
To:	Dosier, Mark
Subject:	FW: Rule 14a-8 Proposal (WAG) nfn
Attachments:	CCE00005.pdf

****
Joseph H. Greenberg
Director, Corporate and Acquisitions Law
Walgreen Co.
104 Wilmot Road MS#1425
Deerfield, Illinois 60015
Office: 847-315-8204
Cell: 224-723-0468
Fax: 847-315-4464
joseph.greenberg@walgreens.com


Walgreens
Corporate & Transactional Law

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, August 09, 2012 2:27 PM
To: Sabatino, Thomas
Cc: Greenberg, Joseph
Subject: Rule 14a-8 Proposal (WAG) nfn

Mr. Sabatino,
Attached is rule 14a-8 proposal stock ownership letter. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden



NATIONAL FINANCIAL℠

P.O. BOX 770001
CINCINNATI, OH 45277-0045

Post-it® Fax Note 7671	Date 8-9-12 # of pages ▶
To Thomas Sabatino	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 847-914-3652	Fax #

August 9, 2012

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 200 shares of Oshkosh Corp. (CUSIP: 688239201, trading symbol: OSK) and 200 shares of the Walgreen Company (CUSIP: 931422109, trading symbol: WAG) since July 1, 2011. These shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W954692-09AUG12